February 28, 2008

VIA FAX & EDGAR
William J. Kearns
Staff Accountant
Office of Beverages, Apparel and Health Care Services
United States and Exchange Commission
Washington, D.C. 20549

Re:	Yanglin Soybean, Inc.
(Formerly Victory Divide Mining Company)
Item 4.01 Form 8K
Filed January 17, 2008
File No. 000-52127

Dear Mr. Kearns:

On behalf of Yanglin Soybean, Inc. (Formerly Victory Divide Mining Company, “Yanglin” or the “Company”), we hereby submit this response in response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the Commission") set forth in the Staff's letter, dated February 21, 2008, with respect to our current report on Form 8K filed on January 17, 2008(“Form 8K”).

We understand and agree that:

●	Yanglin is responsible for the adequacy and accuracy of the disclosure in the filings
●	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
●	Yanglin may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 8K filed January 17, 2008

1.
We have reviewed your disclosure regarding the reports issued by Samuel H. Wong & Company, LLP on your financial statements for the “past three years.” This does not appear to be consistent with the disclosure in the Form 8-K filed on October 10, 2007, which states that the former accountant was engaged on October 1, 2007, which states that the former accountant was engaged on October 1, 2007 and with the review report issued by the former accountant in the Form 10-QSB filed on November 29, 2007 for the nine month period ended September 30, 2007. Please note that this disclosure should only cover the period the former accountant was retained. Please specifically identify the period the former accountant was retained and the periods for which a report was issued. Please ensure the disclosure is in accordance with Item 304(a)(1)(ii) of Regulation S-B.

Response:

We retained Samuel H. Wong & Company, LLP on October 1, 2007. Through January 17, 2008, Samuel H. Wong & Company, LLP issued reports on the Company’s financial statements for the three years ended December 31, 2005 and reviewed the Company’s interim financial statements for the nine months ended September 30, 2007. Per your comment, we revised our Form 8K to clarify the periods.

2.
Please file a letter from Samuel H. Wong & Company, LLP as an Exhibit 16 in accordance with Item 304(a)(3) of Regulation S-B. This letter should reflect their agreement or disagreement with any disclosures in your amended Form 8-K filing.

Response:

We provided Samuel H. Wong & Company, LLP with a copy of the disclosure before filing our Form 8K with the SEC on January 17, 2008. We requested f Samuel H. Wong & Company, LLP furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements, but Samuel H. Wong & Company, LLP did not provide the Company with the requested letter despite our repeated effort. In order to avoid any further delay, the Company decided to file this Current Report on Form 8-K without the letter addressed to the SEC from Samuel H. Wong & Company, LLP on January 17, 2008. Following your contact with them, we received such letter on February 27, 2008. A copy of such letter, dated February 26, 2008 is filed as Exhibit 16.1 to our Form 8-K.

If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang, Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Sincerely yours,

YANGLIN SOYBEAN, INC.

By:	s/Shulin Liu
Name: Shulin Liu